2200 Ross Avenue, Suite 2200 Dallas, Texas 75201-6776 Telephone: 214-740-8000 Fax: 214-740-8800 www.lockelord.com

Kenneth L. Betts Direct Telephone: 214-740-8696 Direct Fax: 214-756-8696 kbetts@lockelord.com
May 16, 2011
Mr. Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549

Re:	Plymouth Opportunity REIT, Inc. Registration Statement on Form S-11 Filed March 24, 2011 File No. 333-173048
Dear Mr. Kluck:
     Set forth below are the responses of Plymouth Opportunity REIT, Inc. (the “Company”) to the Commission’s comment letter dated April 22, 2011 regarding the Company’s Registration Statement on Form S-11. To expedite your review, we are sending to you via FedEx clean and marked copies of Amendment No. 1 to the Registration Statement on Form S-11 (the “Amendment”), showing the changes made to the Company’s Registration Statement on Form S-11. The changes reflected in the Amendment include those made in response to the Commission’s comments, and other changes that are intended to update, clarify and render more compete the information contained therein.
     We understand that the Commission may have additional comments after reviewing the Amendment and the responses set forth below.
     For your convenience, the Commission’s comments have been repeated herein in bold font, with the Company’s responses immediately following each of the Commission’s comments. Page number references are to the marked typeset courtesy copy of the Amendment provided to the Commission.
General
1.	We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries’ investment

May 16, 2011

strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

The Company intends to conduct its operations so that it and each of its subsidiaries are exempt from registration as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). Under Section 3(a)(1)(A) of the Investment Company Act, a company is an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis (the “40% test”). “Excluded from the definition of “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Company intends to acquire real estate and real-estate related assets directly, for example, by acquiring fee interests in real property, or by purchasing interests, including controlling interests, in REITs or other “real estate operating companies,” such as real estate management companies and real estate development companies, that own real property. The Company also may acquire real estate assets through investments in joint venture entities, including joint venture entities in which it may not own a controlling interest. The Company is organized as a holding company that conducts its business primarily through wholly-owned and majority-owned subsidiaries.

The Company intends to conduct its operations so that it and most, if not all, of its wholly owned and majority-owned subsidiaries owns or proposes to acquire “investment securities” having a value of not more than 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. The Company will continuously monitor its holdings on an ongoing basis to determine the compliance of it and each wholly owned and majority-owned subsidiary with this test. The Company expects that most, if not all, of its wholly owned and majority-owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute most, if not all, of our assets) generally will not constitute “investment securities.” The Company believes that it and most, if not all, of its wholly owned and majority-owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

In addition, the Company believes that neither it nor any of its wholly-owned or majority-owned subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or propose to engage primarily, or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company and its subsidiaries

May 16, 2011

will be primarily engaged in non-investment company businesses related to real estate. Consequently, the Company and its subsidiaries expect to be able to conduct their respective operations such that none of them will be required to register as an investment company under the Investment Company Act.

The determination of whether an entity is a majority-owned subsidiary of the Company will be made by the Company. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by that person, or by another company which is a majority-owned subsidiary of that person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. The Company will treat companies in which it owns at least a majority of the outstanding voting securities as majority- owned subsidiaries for purposes of the 40% test.

2.	We note that you will calculate the estimated share value 18 months following completion of the offering period and that this value will be the price at which new shares are offered for sale under the dividend reinvestment plan and that this value will be the price at which shares are repurchased under the share repurchase program. Please note that the prospectus used in the continuous offering will not be a Section 10(a) compliant prospectus unless it has been supplemented with the most recent pricing supplement. Please advise us how the NAV price of the securities will be disclosed to investors at the time of purchase.

Following the end of the offering period, the Company will file with the Commission a prospectus supplement disclosing the determination of the estimated value per share. In response to the Staff’s comment, we have revised the disclosure on page 19 under the caption “May I reinvest in shares of Plymouth Opportunity REIT?”, page 19 under the caption “If I buy shares in this offering, how may I later resell them?” and on page 163 under the caption “Description of Shares—Share Redemption Program” to reflect this filing obligation.

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company has included its logo and other diagrams in the Amendment. If the Company prepares other graphics, maps, photographs, and related captions or other artwork, including logos, it will provide them to the Staff for review prior to their use.

4.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment

May 16, 2011

Trust H, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

In response to the Staff’s comment, we have analyzed the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share redemption program. We believe that the program is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters.

5.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

In response to the Staff’s comment, we have analyzed the applicability of Regulation M to the Company’s share redemption program. We believe that all elements of the program are consistent with the class relief granted by the Division of Market Regulation in its letter to Alston & Bird, dated October 22, 2007.

6.	We note that you are registering $642,500,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).

In response to the Staff’s comment, we confirm that the Company reasonably expects to offer and sell the amount of securities it has registered with the Commission within two years from the date of effectiveness of the Registration Statement.

7.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure on page 79 regarding the Haley Group’s credentials, your disclosure on page 107 regarding the key characteristics of multi-family properties, and your disclosure on page 119 through 120. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

In response to the Staff’s comment, we have attached to this letter, as Exhibit 1, supporting materials for the statements referred to in Exhibit 1. In addition, we confirm to the Staff that none of these supporting materials was prepared for us by the Company.

May 16, 2011

8.	Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item I 9.D of Industry Guide 5.

In response to the Staff’s comment, we confirm that to date the Company has not prepared sales literature or sales materials of any kind for use in connection with the offering. However, if any sales literature or sales materials are prepared in the future, the Company will provide copies to the Staff prior to their use.
Prospectus Cover Page
9.	Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

In response to the Staff’s comment, we confirm that the cover page of the prospectus will not exceed one page in length. In further response to the Staff’s comment, we respectfully advise the Staff that the prospectus cover page is limited to the disclosure required by Item 501 of Regulation S-K and other information that is key to an investor’s decision and it consistent with the cover page of many prospectuses for recent initial public offerings by issues with similar structures and investment strategies.

10.	We note in the sixth bullet point, you state that you will not pay distributions from proceeds or borrowings. However, your disclosure on pages 25 and 70 indicates that you are not prohibited by your charter from paying distributions from proceeds and that you may use proceeds and borrowings to pay distributions. Please revise your summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Please make similar revisions to your disclosure on page 67.

In response to the Staff’s comment, we have deleted the risks under the captions “Investors who invest in us at the beginning of this offering may realize a lower rate of return than later investors” and “Investors who invest later in this offering may realize a lower rate of return that investors who invest earlier in this offering to the extent that we fund distributions out of sources other than operating cash flow” and revised the disclosure on page 26 under the caption “Distributions will not be paid from capital and there can be no assurance that we will be able to achieve expected cash flows necessary to continue to pay initially established distributions or maintain distributions at any particular level, or the distributions will increase over time,” page 63 under the caption

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“Estimated Use of Proceeds” and on page 157 “Description of Shares—Distributions” to clarify that the Company will pay distributions only from cash flow from operations and not from offering proceeds or borrowings.
Prospectus Summary, page 1
What is Plymouth Opportunity REIT, Inc.? , page 1
11.	Please clarify which markets and submarkets are considered to have high growth potential.

In response to the Staff’s comment, we have revised the disclosure on page 1 under the caption “What is Plymouth Opportunity REIT, Inc.?”, on page 4 under the caption “What types of properties and real estate-related investments do you intend to acquire?” and on page 99 under the caption “Investment Objectives and Criteria—Acquisition and Investment Policies” to make it clear that the Company’s management and the advisor have not, at this point, identified any particular market or asset class on which it will concentrate the Company’s investments. As more fully described in the prospectus, the advisor will gather market and asset data from multiple sources throughout the country prior to beginning the acquisition process. As a result, the language “high growth potential” has been deleted from the disclosure, as no such markets or submarkets, if any, have yet been identified.
What is the experience of your sponsor?, page 2
12.	Please clarify how the experience of your management puts them in a “unique position” to operate and manage you.

In response to the Staff’s comment, we have revised the disclosure on page 2 under the caption “What is the experience of your sponsor” to delete the reference to “unique position.”
Who will choose the investments you make?
13.	We note your disclosure regarding the prior performance of your sponsor and its affiliates. However, your disclosure on page 115 indicates that only affiliates of your sponsor have raised the amounts discussed in this section. Please explain the role of your sponsor in raising these amounts, and clarify how the affiliates are related to your sponsor. Please disclose the natural persons that have the ultimate voting or dispositive control over these entities.

In response to the Staff’s comment, we have revised the disclosure on page 3 under the caption “Who will choose the investments you make” to delete the reference to the amounts raised.

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What are you investment objectives?, page 3
14.	We note your disclosure that you intend to seek listing or liquidation within three to six years, seven years, or when the board decides it is in the best interest of the shareholders. Please clearly state when you will seek a listing or liquidation event and remove other references or advise. Please clarify that you may continue indefinitely.

In response to the Staff’s comment, we have revised the disclosure on page 3 under the caption “What are your investment objectives?” and elsewhere in the prospectus as appropriate to reflect that the holding period of the assets will be five to seven years with listing or liquidation being sought within seven years of the conclusion of the offering. The disclosure has also been revised to clarify that the company may continue its operations indefinitely.

15.	We note that you do not presently intend to continue offering shares beyond 2014 based on your disclosure on page 6. However, other disclosure in your registration statement leaves open the possibility that you may decided to engage in other offerings. Please disclose any impact this decision could have on your proposed liquidity schedule.

In response to the Staff’s comment, we have revised the disclosure on page 4 under the caption “What are your investment objectives?” and elsewhere in the prospectus where appropriate to state that the company does not believe that any future offerings in which the advisor or its affiliates might engage will have any impact on the liquidity schedule proposed in the prospectus.
What types of properties and real estate-related investments ...?,_page 4
16.	Please explain what you mean by “high current income characteristics” and “capital gain characteristics.”

In response to the Staff’s comment, we have revised the disclosure on page 4 under the caption “What types of properties and real estate-relate investments do you intend to acquire?” and elsewhere in the prospectus where appropriate to clarify that capital gain characteristics the company is seeking are expected to be provided by acquiring assets at discounted purchase prices or be expending capital to reposition or redevelop the asset so as to increase its value over the amount of cash expended.

17.	Please explain what the real estate related assets are that you may acquire that would require development, redevelopment, or repositioning. Please explain the difference between these types of assets and typical real estate related assets such as securities and mortgages. Please consider using a different term for these types of assets.

In response to the Staff’s comment, we have revised the disclosure on page 4 under the caption “What types of properties and real estate-related investments do you intend to acquire?” and elsewhere in the prospectus where appropriate to clarify what the company

May 16, 2011

means by “real estate-related assets” and to delete the reference to “development, redevelopment and repositioning” of such assets as such activities are not applicable to such assets.
How will you use the proceeds raised in this offering?, page 9
18.	Based on your current expectations and estimates, please revise your disclosure to assign percentages to each asset class to clarify the potential makeup of your portfolio. Please provide similar disclosure in your use of proceeds section.

In response to the Staff’s comment, we respectfully advise the Staff that, given the company’s strategy to seek acquisitions throughout the country in primary, secondary and, in some cases, tertiary markets, using the experience of the advisor’s employees and the employees of its sub-advisor, coupled with uncertainty as to when capital will be available for investment, neither the company nor the advisor has to date indentified any market or asset type on which it will initially focus. As a result, we have determined that assigning any percentages to asset classes may be more misleading than beneficial to the investors as circumstances could change between the time of effectiveness of the registration statement and the time when capital is available for investment.

19.	Please explain what you consider to be “core properties.”

If I busy shares, will I receive distributions and how often?,_page10

In response to the Staff’s comment and consistent with our response to the previous comment, we have deleted the reference to “core properties” on page 10 under the caption “How will you use the proceeds raised in this offering?” and elsewhere in the prospectus where appropriate to delete the reference to “core properties.”

20.	Please clarify whether your board will declare distributions on a monthly or quarterly basis. Please explain what you mean by the phrase: “Monthly distributions are paid based on daily record dates.”

In response to the Staff’s comment, we have revised the disclosure on page 11 under the caption “If I buy shares, will I receive distributions and how often?” and elsewhere in the prospectus where appropriate to clarify that distributions will be paid on a quarterly basis to explain what is meant by the phrase “paid based on daily record dates.”
What is the ownership structure ...?, page 12
21.	Please revise the table to include the sub-advisors.

In response to the Staff’s comment, we revised the table on page 12 under the caption “What is the ownership structure of the Company and its affiliates?” to include the sub-advisors.

May 16, 2011

22.	Please disclose the respective interest held in your sponsor by Messrs. Witherell and White and Ms. Brownell.

In response to the Staff’s comment, we have revised the disclosure on page 12 under the caption “What is the ownership structure of the Company and its affiliates?” to include the percentage interest held in the sponsor by Messrs. Witherell and White and Ms. Brownell.
What are the fees that you will pay ...?, page 13
23.	Please include disclosure regarding the fees that you will pay to your sub-advisors.

In response to the Staff’s comment, we have revised the disclosure on page 16 under the caption “What are the fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?” and elsewhere in the prospectus where appropriate to disclose the fees payable to the sub-advisors in the event the company acquires a property identified by one of those entities.

24.	Please clarify how your advisors and sub-advisors will be compensated if you enter into a joint venture with an affiliate.

In response to the Staff’s comment, we have revised the disclosure on page 13 under the caption “What are the fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?” and elsewhere in the prospectus where appropriate to clarify how the advisor and the sub-advisors will be compensated if the company enters into a joint venture.

25.	Please specifically state whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 regarding compensation of your named executive officers. Refer to Item 402(a)(4) which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”

In response to the Staff’s comment, we have revised the disclosure on pages 75-76 under the caption “Management—The Advisor” to state that the company expects to reimburse the advisor for a portion of the salaries and benefits paid to the company’s named executive officers through the reimbursement of expenses incurred by the advisor for expenses incurred for the acquisition and origination of the company’s investments.

26.	Please clarify whether you may pay an incentive fee to your advisor. It appears from your disclosure on page 94 that your directors would be permitted to pay this fee based on your charter.

In response to the Staff’s comment, we have revised the disclosure on page 13 under the caption “What are the fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?” and elsewhere in the prospectus where appropriate to

May 16, 2011

clarify that while the board has the authority to pay the advisor an incentive it has no intention of making any such payment for the foreseeable future.
Asset Management Fee, page 14
27.	Please clarify whether the asset management fee will be reduced if the value of the asset decreases. Please clarify whether the fee will be reduced by the disposition of an asset.

In response to the Staff’s comment, we have revised the disclosure on page 15 relating to the Asset Management Fee under the caption “What are the fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?” and elsewhere in the prospectus where appropriate to clarify that the asset management fee may be reduced in the event that one of the real estate-related assets decreases in value and that the fee will be reduced upon the disposition of an asset.

28.	Please provide an estimate of the dollar amount of the management fee to be paid to the advisor or its affiliates in the first full fiscal year, assuming the minimum and maximum proceeds are raised and if such proceeds are fully leveraged. Refer to Item 4 of Industry Guide 5.

In response to the Staff’s comment, we have revised the disclosure on page 15 relating to the Asset Management Fee under the caption “What are the fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?” and elsewhere in the prospectus where appropriate to provide an estimate of the dollar amount of the management fee to be paid to the advisor or its affiliates.
Common Stock Issuable Upon Occurrence of Certain Events, page 15
29.	Please explain what you mean by the statement: “We will pay to our sponsor ... an origination fee equal to 3% of the equity funded by us to acquire our investments.”

In response to the Staff’s comment, we have revised the disclosure on page 16 relating to Common Stock Issuable Upon the Occurrence of Certain Events under the caption “What are the fees that you will pay the advisor, its affiliates, the dealer manager and your directors?” and elsewhere in the prospectus where appropriate to clarify events upon which the fee is payable.

30.	Please explain the purpose of this fee.

In response to the Staff’s comment, we have revised the disclosure on page 16 relating to Common Stock Issuable Upon the Occurrence of Certain Events under the caption “What are the fees that you will pay the advisor, its affiliates, the dealer manager and your directors?” and elsewhere in the prospectus where appropriate to explain the purpose of the fee.

May 16, 2011

Acquisition and Origination Expenses, page 15
31.	Please provide an estimate of the dollar amount of the acquisition and origination expenses to be paid to the advisor or its affiliates in the first full fiscal year, assuming the minimum and maximum proceeds are raised and if such proceeds are fully leveraged. Refer to Item 4 of Industry Guide 5.

In response to the Staff’s comment, we have revised the disclosure on page 16 relating to Acquisition and Origination Expenses under the caption “What are the fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?” and elsewhere in the prospectus where appropriate to provide and estimate of the dollar amount of the acquisition and origination expenses to be paid to the advisor or its affiliates.
Subordinated Distribution upon Termination ..., page 17
32.	We note your disclosure on page 94 that you are only required to provide a 6% cumulative, noncompounded return to investors. Please revise as appropriate or clarify that your directors may decide to reduce the return to investors.

In response to the Staff’s comment, we have revised the disclosure on page 94 under the caption “Conflicts of Interest—Certain Conflict Resolution Measures—Advisor Compensation” to clarify that the reference to a “6% cumulative, noncompounded return to investors” in that section of the prospectus is only a benchmark to be used by the board of directors of the Company to determine whether any gain on the sale of any asset that the board might determine to pay to the advisor is “reasonable” and is not intended to be an estimate of or limitation on distributions paid to the Company’s stockholders
How will you determine whether tenant ...?, page 20
33.	Please clarify what services you will use to determine creditworthiness. Additionally, we note that you may acquire buildings with existing tenants that have lesser creditworthiness. Please clarify whether all new tenants would be required to have a particular credit rating.

In response to the Staff’s comment, we have revised the disclosure on page 21 under the caption “How will you determine whether tenants have the appropriate creditworthiness for each building lease?” to clarify the services that will be used to determine creditworthiness and to clarify that new tenants will generally be required to have a particular credit rating.
How will you decide...?, page 20
34.	Please clarify what you will consider in determining whether an investment has reached its “optimum value.”

In response to the Staff’s comment, we have revised the disclosure on page 21 under the caption “How will you decide to sell one or more assets?” and elsewhere in the

May 16, 2011

prospectus where appropriate to delete the reference to “optimum value” and to clarify the Company’s disposition strategy.
Will I be notified ? page 22
35.	We note your reference to additional information being presented on the website that is not otherwise contained in the prospectus. Please tell us what additional information is contemplated by this statement.

In response to the Staff’s comment, we have revised the disclosure on page 24 under the caption “Will I be notified of how my investment in doing?” to clarify the type of information that might by on the Company’s website and not in the prospectus or otherwise filed with the Commission.
Risk Factors, page 24
36.	Please remove the reference to other risks discussed in the prospectus. Please clarify that all material risks are disclosed in this section.

In response to the Staff’s comment, we have revised the introduction on page 25 under the caption “Risk Factors” to clarify that all material risks are disclosed under that section.

37.	Your risk factor section includes a substantial number of risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure under the caption “Risk Factors” to delete the generic risk factors.

38.	Please add a risk factor to explain that upon any internalization of your advisor, certain key employees may not remain with the entities but will instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if key personnel of your advisor are internalized by another entity.

In response to the Staff’s comment, we have revised the disclosure on page 30 under the caption “Risk Factors” to add a new risk factor entitled “We may lose key personnel as a result of internalization of management functions” to address the risk of loss of key employees in the event of an internalization of the advisor.

39.	Please add a risk factor to address the risks associated with sale-leaseback transactions.

In response to the Staff’s comment, we have revised the disclosure on page 41 under the caption “Risk Factors” to add a new risk factor entitled “We many not be able to realize the full financial benefits from any sale-leaseback transaction we enter into” to address risks associated with such transactions from the perspective of the buyer.

May 16, 2011

Risks Related to Conflicts of Interest, page 28
40.	Please provide a separate risk factor to address the risks associated with the structure of your asset management fee. For example, please clarify that it is to the advisor’s benefit to recommend that you pay a higher price for an asset than it may be worth.

In response to the Staff’s comment, we have revised the disclosure on page 27 under the caption “Risk Factors” to add a new risk factor entitle “Our advisor faces a conflict of interest with respect to the method of calculating it asset management fee” to address this potential risk.
Because our sponsor and our advisor are not prohibited from creating ..., page 28
41.	We note your disclosure that your sponsor will attempt to avoid simultaneous public offerings of funds that have similar target investments. Considering there is no limit on the type of real estate or real estate related investments you may invest in, this does not appear to be possible in your situation. Please advise or expand your risk factor to address this point.

In response to the Staff’s comment, we have revised the disclosure on page 31 under the caption “Risk Factors—Because our sponsor and our advisor are not prohibited from creating further real estate programs that may use investment strategies that are similar to ours, our advisor and its and our executive officers may face conflicts of interest relating to the purchase and leasing of properties and other investments, and such conflicts may not be resolved in our favor” to clarify that the sponsor does not intend to commence any new programs until the Company has fully invested the proceeds of this offering.
Uninsured losses related to real property ..., page 46
42.	Please explain the purpose of highlighting marina business activities in this risk factor. It is not clear from your other disclosure that this is a property you may focus on. Please advise or revise as appropriate.

In response to the Staff’s comment, we have revised the disclosure on page 46 under the caption “Risk Factors—General Risks Related to Investments in Real Estate—Uninsured losses relating to real property or excessively expensive premiums for insurance coverage may adversely affect your returns” to delete the reference to marina business activities.
Cautionary Note Regarding Forward-Looking Statements, page 65
43.	Since you are not yet subject to the reporting requirements of 13(a) or 15(d) under the Securities Exchange Act of 1934, you are ineligible to rely on the safe harbor for forward-looking statements found in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please remove these references.

In response to the Staff’s comment, we have revised the disclosure on page 62 under the caption “Cautionary Note Regarding Forward-Looking Statements to remove the

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references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.
Management, page 71
Selection of our Board of Directors, page 72
44.	Please revise to discuss the specific experience, qualifications, attributes or skills of Mr. Cottone that led to the conclusion that he should serve as your directors in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 68 under the caption “Management—Selection of our Board of Directors to add the requested disclosure.
Executive Officers and Directors, page 74
45.	Please revise to provide support for your disclosure regarding the years of experience of your officers. For example, please support your disclosure that “Mr. White has over 25 years of experience in commercial real estate.”

In response to the Staff’s comment, we have revised the disclosure on page 71 under the caption “Management—Executive Officers and Directors” to add the requested disclosure.

46.	For each named executive officer or director, please ensure that you provide the month and year each individual’s employment started and ended with each entity referenced. If an officer or director assumed a different position during their tenure with a particular entity, please provide this date as well. Please revise your disclosure to provide all information required by Item 401 of Regulation S-K. For example only, please disclose the positions held by Ms. Hayward for at least the past five years. Also, please clarify whether Mr. Gaw has been managing personal investments since October 2006 and that this is the only position he has held since that time. Please make similar revisions to your disclosure regarding Mr. DeAgazio. Further, please disclose Mr. Cottone’s experience since 2008.

In response to the Staff’s comment, we have revised the disclosure on pages 70-73 under the caption “Management—Executive Officers and Directors” to add the requested disclosure.

47.	We note your disclosure that Mr. Witherell, while he was affiliated with Franklin Street Properties, Corp., was involved in the “syndication of 34 separate property investments, structured as single asset REITs, in 12 states, which raised in aggregate in excess of $1.5 billion.” Please clarify whether Mr. Witherell made the investment decisions on behalf of this entity. Additionally, please clarify Mr. Witherell’s position with this entity.

In response to the Staff’s comment, we have revised the disclosure on page 70 under the caption “Management—Executive Officers and Directors” to add the requested disclosure.

May 16, 2011

48.	We note that Mr. White has been involved in property acquisitions, tenant leasing transactions and financings totaling approximately $1.6 billion. Please clarify Mr. White’s involvement in these transactions.

In response to the Staff’s comment, we have revised the disclosure on page 71 under the caption “Management—Executive Officers and Directors” to add the requested disclosure.
The Advisor, page 77
49.	Please provide all of the disclosure required by Item 401 of Regulation S-K regarding the significant employees of your advisor. Please refer to Item 401(c) of Regulation S-K. Additionally, please provide this disclosure regarding the significant employees of your sub-advisors and your dealer manager or tell us why you believe this disclosure is not required.

In response to the Staff’s comment, we have revised the disclosure on pages 74-75 under the caption “Management—The Advisor” to add the requested disclosure. In further response to the Staff’s comment, as the Company has no direct contractual relationship with the sub-advisors, and is relying on the advisor to monitor and supervise the activities of the sub-advisors, we do not believe disclosure regarding the significant employees of the sub-advisors is required

50.	Please revise to clarify here when your advisor was formed and the number of personnel it employs.

In response to the Staff’s comment, we have revised the disclosure on page 74 under the caption “Management—The Advisor” to clarify the number of the advisor’s employees.

51.	Please disclose whether your advisor has any fiduciary obligations to you. Additionally, please identify any other parties that owe you fiduciary duties.

In response to the Staff’s comment, we have revised the disclosure on page 74 under the caption “Management—The Advisor” to clarify the fiduciary obligations that the advisor owes to the Company. In further response to the Staff’s comments, we have added a cross reference to the disclosure under “Conflicts of Interest” to describe additional fiduciary obligations owed to the Company.
Sub-Advisors, page 79
52.	We note that your advisor was recently formed and that the sub-advisors will provide services that are the responsibility of your advisor. Please revise to discuss the business purpose of not entering into agreements with the entities that will also provide advisory services. Also, revise to clarify your remedies in the event of a breach of sub-advisory agreements.

In response to the Staff’s comment, we have revised the disclosure on page 77 under the caption “Management—Sub-advisors” to add the requested disclosure.

May 16, 2011

Sub-Advisory Agreements, page 80
53.	We note that you have provided disclosure regarding the sub-advisory agreement with the Haley Group. Please provide similar disclosure regarding the sub-advisory agreement with Oxford Capital Group, LLC.

In response to the Staff’s comment, we have revised the disclosure on pages 78-79 under the caption “Management—Sub-advisors” to add the requested disclosure.
Other Affiliates, page 81 Our Sponsor, page 81
54.	Please provide all of the disclosure required by Item 401 of Regulation S-K regarding the significant employees of your sponsor. Please refer to Item 401(c) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on pages 79-80 under the caption “Management—Other Affiliates—Our Sponsor” to add the requested disclosure.

55.	Please revise to provide support for your disclosure regarding the years of experience of Mr. Janes and Mr. Neves.

In response to the Staff’s comment, we have revised the disclosure on page 79 under the caption “Management—Other Affiliates—Our Sponsor” and on page 80 under the caption “Management—Other Affiliates—Our Dealer Manager” to add the requested disclosure.
Conflicts of Interest, page 89
56.	Please disclose whether there are any limits on the ability of your directors or executive officers to invest in properties that may be suitable for you.

In response to the Staff’s comment, we have revised the disclosure on pages 88-89 under the caption “Conflicts of Interest—Our Affiliates’ Interest in Other Plymouth Real Estate Programs—General” to add the requested disclosure.
Investment Objectives and Criteria, page 99, Acquisition and Investment Policies, page 100
57.	We note your statement that you may consider properties with a different holding period than two to five years if it will provide a return “in a period that is consistent with the life of this fund.” Considering you may continue indefinitely, please clarify what you mean by this statement.

In response to the Staff’s comment, we have revised the disclosure on pages 99-100 under the caption “Investment Objectives and Criteria—Acquisition and Investment Policies” to clarify the Company’s expected holding period of its assets and the relationship of that holding period to the life of the Company.

May 16, 2011

Investments in Real Property, page 101
58.	We note your disclosure on page 102 regarding the documents you would generally seek to obtain from the seller or developer. Please disclose the circumstance under which you would not seek to obtain these documents. Additionally, please clarify the circumstances under which you would not seek to obtain an appraisal prior to purchasing a property.

In response to the Staff’s comment, we have revised the disclosure on page 101 under the caption “Investment Objectives and Criteria—Acquisition and Investment Policies” to add the requested disclosure.
Development and Construction Properties, page 105
59.	We note that you may hire an affiliate to act as a developer. Please identify the affiliate.

In response to the Staff’s comment, we have revised the disclosure on page 105 under the caption “Investment Objectives and Criteria—Development and Construction Properties” to clarify that any affiliate that might act as a developer does not currently exist and may be established or acquired in the future.
Prior Performance Summary, page 115
60.	Please provide the disclosure required by Item 8.A.2 of Industry Guide 5.

In response to the Staff’s comment, we advise the Staff that none of the Prior Investment Programs created by the affiliates of our sponsor has experienced any major adverse business developments or conditions that would be material to investors and, as a result, no disclosure under Item 8.A.2 of Industry Guide 5 is required.
Description of Shares, page 154
Distributions, page 157
61.	Please disclose the impact of fees paid your advisor and sub-advisors on your distributions.

In response to the Staff’s comment, we have revised the disclosure on page 157 under the caption “Description of Shares—Distributions” to add the requested disclosure.

May 16, 2011

Distribution Reinvestment Plan, page 161
62.	Please provide disclosure regarding the valuation policy that your board has adopted for determining the value of the shares after the termination of the offering period.

In response to the Staff’s comment, we respectfully suggest to the Staff that, since the Company does not anticipate establishing an estimated value of its shares until up to 18 months following the termination of its offering (which is anticipated to occur two years after the effectiveness of the Registration Statement), it is premature and, as a result, potentially misleading to investors, to describe the valuation procedure the Company might use at such time. The Company expects to apply the prevailing methodology used by its peers and other real estate companies to estimate value at the time the Company commences the valuation process; however, the Company does not believe it can accurately project today what methodology will then be considered to be “market.”
Prior Performance Tables, page P-1
63.	We note that you have omitted, revised, or added line items to the tables required by Appendix II of Guide 5. Please revise your tables to provide the information required by Appendix II of Guide 5. To the extent you believe additional disclosure is useful to an investor, please provide this disclosure in a footnote to the table.

In response to the Staff’s comment, we have revised the prior performance tables to provide the information required to be included therein by Industry Guide 5.

64.	We note that you have provided disclosure in the tables based on the individual offerings of the fund. Please advise why you have not provided aggregated disclosure.

In response to the Staff’s comment, we have revised the disclosure in the introduction to Table III of the prior performance tables to clarify that each of the three offerings, while conducted by the same entity, Haley Associates Limited Partnership, is considered to be a different fund as the proceeds of each separate offering were used to acquire a specific portfolio and the financial results realized by the investors are determined on a portfolio-by-portfolio basis and not on an aggregate basis. As a result, the disclosure setting forth three individual offerings is appropriate.

May 16, 2011

Table I, P-2
65.	Please note that the “Dollar Amount Raised” should be 100% even if it was less than the dollar amount offered. All expenses of the offering and the amount available for-investment should be shown as a percentage of the dollar amount raised. Explain by footnote or otherwise the dollar amount difference between the amount offered and the amount raised.

In response to the Staff’s comment, we have provided a footnote to Table I of the Prior Performance Tables to explain the dollar amount difference between the amount offered and the amount raised.
Part II, page II-1
Item 37. Undertakings
66.	Please provide the undertaking required by Item 20.B of Industry Guide 5. Exhibits

In response to the Staff’s comments, we have revised the disclosure in Part II of the Registration Statement under the caption “Item 37. Undertakings” to add the undertaking required by Item 20.B of Industry Guide 5

67.	Please file all required exhibits as promptly as possible. If you are not in a position to file your tax opinion with the next amendment, please provide a draft copy for us to review.

In response to the Staff’s comment, we respectfully advise the Staff that we will file all exhibits as promptly as practicable and attached hereto as Exhibits 2 and 3 are drafts of the legal and tax opinions.

68.	Please tell us why you are filing the “Form of various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

In response to the Staff’s comment, we hereby advise the Staff that final, executed copies of all agreement that are submitted as exhibits will be filed with the Commission prior to the effectiveness of the Registration Statement

69.	We note that you have filed an unexecuted version of your Amended and Restated Articles of Incorporation as Exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

In response to the Staff’s comment, we hereby advise the Staff that a final, executed copy of the Company’s Amended and Restated Articles of Incorporation will be filed with the Commission prior to effectiveness of the Registration Statement.

May 16, 2011

70.	We note that you will have sub-advisors. Please file the agreements with these sub-advisors in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file these agreements.

In response to the Staff’s comment, copies of the agreements with each of the sub-advisors have been filed as exhibits to Amendment No. 1.
Signatures
71.	Please note that a majority of the board must sign the registration statement. We note that Mr. Witherell has not signed in his capacity as a member of the board. Please revise. Please refer to Form S-11.

In response to the Staff’s comment, we have revised the signature page to clarify that Mr. Witherell is signing in his capacity as a director of the Company.

Sincerely,
/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Jeffrey E. Witherell
Bryan L. Goolsby, Esq.